Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

April 9, 2019

            Re:      Cannabinoid Biosciences, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on March 27, 2019

File No. 024-10924

Letter dated April 1, 2019

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Offering Statement on Form 1-A filed March 27, 2019

Part I

Item 2. Offering Eligibility page 1

1.      We note your response to comment 1. We view the names of the four acquisition targets you intend to acquire as material information for investors in the offering and required to be disclosed in order to provide the necessary information upon which to make an investment decision. Accordingly, please revise your disclosure to identify the names of your acquisition targets.

This has been amended to include the names of the four acquisition targets.

Please contact me at chidipatcy@yahoo.com or 323-868-6762 or our CFO, Mr. Igwealor at frankigwealor@gmail.com or 310-895-1839 with further inquiries.

Thank you.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.